UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

U.S. Auto Parts Network, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90343C100
(CUSIP Number)

Fredric W. Harman Oak Management Corporation 901 Main Avenue, Suite 600 Norwalk, CT 06851 (203) 226-8346
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oak Investment Partners XI, Limited Partnership 20-1319065
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,798,985 Shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 10,798,985 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,798,985 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oak Associates XI, LLC 20-1319921
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 10,798,985 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 10,798,985 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,798,985 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oak Management Corporation 06-0990851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 10,798,985 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 10,798,985 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,798,985 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 10,798,985 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,798,985 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,798,985 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 10,798,985 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,798,985 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,798,985 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 10,798,985 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,798,985 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,798,985 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 10,798,985 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,798,985 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,798,985 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 9 of 13 Pages

Statement on Schedule 13D/A

This Amendment No. 3 to the statement on Schedule 13D (this “Statement”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of U.S. Auto Parts Networks, Inc., a Delaware corporation (the “Company”). This Amendment No. 3 to the statement on Schedule 13D is being filed on behalf of the Reporting Persons and amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") by the Reporting Persons on December 9, 2008, as previously amended. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

This Amendment No. 3 to statement on Schedule 13D is being filed to reflect changes in the number of shares of Common Stock held and percentage beneficial ownership, as previously reported on the Form 5 filed with the SEC on December 31, 2015 and the removal of Gerald R. Gallagher as a Reporting Person.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended by removing the following from the list of filing Persons: Gerald R. Gallagher

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 31, 2015, June 30, 2015, September 30, 2015, and December 31, 2015, the Company distributed shares of Common Stock of 8,876, 8,752, 9,403, and 7,209, respectively, as a dividend to Oak Investment Partners XI, which resulted from Series A Preferred Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 34,080,828 shares of Common Stock outstanding as of October 30, 2015, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2015 (as filed with the Securities and Exchange Commission on November 30, 2015) (the “U.S. Auto Parts 10-Q”).

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 10 of 13 Pages

Oak Associates XI is the general partner of Oak Investment Partners XI. Oak Management is the manager of Oak Investment Partners XI. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of the general partner of Oak Investment Partners XI, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

Amounts shown as beneficially owned by each of Oak Investment Partners XI, Oak Associates XI, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 9,419,675 shares of Common Stock and 1,379,310 shares of Series A Convertible Preferred Stock owned directly by Oak Investment Partners XI.

Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.

(c) Except as otherwise described herein, no transactions involving the class of securities reported on hereon, were effectuated during the past sixty (60) days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Mr. Gallagher ceased to be the beneficial owner of more than five percent of the Common Stock as of July 17, 2014.

Item 7.	EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits:
Exhibit A	Joint Filing Agreement.

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2016

Entities:

Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Management Corporation

	By:	/s/ Ann H. Lamont
Ann H. Lamont, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

	By:	/s/ Ann H. Lamont
Ann H. Lamont, Individually and as Attorney-in-fact for the above-listed individuals

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 12 of 13 Pages

INDEX TO EXHIBITS

Page
EXHIBIT A	Joint Filing Agreement.	Filed herewith

CUSIP No. 90343C100	SCHEDULE 13D/A	Page 13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto with respect to the Issuer.

Dated: March 11, 2016

Entities:

Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Management Corporation

	By:	/s/ Ann H. Lamont
Ann H. Lamont, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

	By:	/s/ Ann H. Lamont
Ann H. Lamont, Individually and as Attorney-in-fact for the above-listed individuals